[redacted]

08025768

CM

SECURITIES AND EXCHANGE ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8-50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: European American Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 8th fl.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Steinmetz 212 381-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. GIRASOLE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
7522 13TH AVENUE
BROOKLYN, NY 11228-2410

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/17/08

OATH OR AFFIRMATION

I, John F. Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Equities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of NY

X [signature]
Signature

President
Title

[signature]
Notary Public

VINCENT J. GUARNERI
Notary Public, State of New York
No. 01GU6100630
Qualified in Kings County
Commission Expires Oct. 20, 20 11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD J. GIRASOLE, CPA P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: RJG1112@AOL.COM

345 7th Avenue, 21st Floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

February 26, 2008

Board of Directors
European American Equities, Inc.
350 Madison Avenue
New York, NY 10017

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of European American Equities, Inc. (the "Company") as of and for the year ended December 31, 2007 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures or the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management 's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the previous paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Public Accountant's. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe the Company's practice and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of European American Equities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard J. Girasole, CPA
February 26, 2008

RICHARD J. GIRASOLE, CPA P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: RJG1112@AOL.COM

345 7th Avenue, 21st Floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors and Stockholders of
European American Equities , Inc.

Gentlemen:

I have audited the accompanying financial statements of European American Equities, Inc. for the year ended December 31, 2007 and have issued my audit report dated February 26, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and , in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richard J. Girasole, CPA

EUROPEAN AMERICAN EQUITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2007

European American Equities, Inc.

For The Year Ended

December 31, 2007

Contents | Page

RICHARD J. GIRASOLE, CPA P.C.

Certified Public Accountant

7522 13th Avenue
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: RJG1112@AOL.COM

345 7th Avenue, 21st Floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
European American Equities, Inc.:

I have audited the accompanying statements of financial condition of European American Equities, Inc. (formerly known as TN Capital Equities, Ltd) as of December 31, 2007 and 2006, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of European American Equities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 26, 2008

Richard J. Girasole CPA

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash in Bank	$ 119,976	$ 52,796
Cash in Bank-Savings	6,729	0
Cash in Bank- IMMA	154,382	10,577
Loans Receivable	0	18,500
Total Current Assets	281,087	81,873
PROPERTY AND EQUIPMENT		
Office Equipment	0	8,578
Less: Accum Depreciation	0	(8,578)
Net Property and Equipment	0	0
TOTAL ASSETS	$ 281,087	$ 81,873

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Financial Condition
As of December 31, 2007 and 2006

LIABILITIES AND STOCKHOLDERS EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts Payable	$ 8,443	$ 27,537
Total Current Liabilities	8,443	27,537
LONG-TERM LIABILITIES		
Total Liabilities	8,443	27,537
STOCKHOLDERS' EQUITY		
Paid in Excess	26,980	26,980
Retained Earnings	245,664	27,356
Total Stockholders' Equity	272,644	54,336
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 281,087	$ 81,873

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Income

	12 Months Ended December 31, 2007	12 Months Ended December 31, 2006
Sales		
Fees & Commissions	$ 7,812,665	$ 4,065,649
Total Sales	7,812,665	4,065,649
Cost of Sales		
Broker Fees	5,833,651	2,365,181
Consulting Fees	1,619,494	1,585,683
Total Cost of Sales	7,453,145	3,950,864
Gross Profit	359,520	114,785
Operating Expenses		
Advertising	6,863	0
Depreciation	0	336
Registration Fees	2,261	2,015
NASD Fees	25,438	21,744
Office	5,115	4,420
Professional Fees	17,700	65,259
Rent	45,500	22,205
Taxes Corp - State	7,850	12,400
Taxes Corp - City	7,000	16,450
Taxes Corp - Federal	22,000	17,300
Telephone	6,782	4,217
Travel & Entertainment	3,111	7,202
Total Operating Expenses	149,620	173,548
Operating Income	209,900	(58,763)
Other Income		
Interest Income	8,407	5,627
Total Other Income	8,407	5,627
Net Income	$ 218,307	$ (53,136)

-See Accountant's Audit Report and Notes to Financial Statements-

EUROPEAN AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 218,308
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Accounts Receivable	18,500
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(19,094)
Accrued Liabilities	0
Total Adjustments	(594)
Net Cash Provided By (Used in) Operating Activities	217,714
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	217,714
CASH AT BEGINNING OF PERIOD	63,373
CASH AT END OF PERIOD	$ 281,087

EUROPEAN AMERICAN EQUITIES, INC.
Statement of Changes in Stockholders Equity

	12 Months Ended December 31, 2007	12 Months Ended December 31, 2006
Beginning of Period	$ 54,336	$ 107,472
Plus: Net Income(Loss)	$ 218,308	$ -53,136
Less: Dividends Paid	0	0
Stockholders Equity End of Period	$ 272,644	$ 54,336

-See Accountant's Audit Report and Notes to Financial Statements-

European American Equities, Inc.
Changes in Financial Position
Twelve Months Ended December 31, 2007

Source of Funds:	
Operations:	
Net Profit (Loss)	$ 218,307
Total from Operations	$ 218,307
Other Sources	0
Total Other Sources	0
Total Source of Funds	$ 218,307
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ 218,307

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. European American Equities, Inc. formerly known as TN Capital Equities, Ltd. (the "company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"),and which became a member of the National Association of Securities Dealers, Inc.("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc. initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporatioin.

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization, and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2007, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2007 the company had net capital of $272,644. This amount exceeded such requirements for 2006 by $267,644. At December 31, 2006 the Company had net capital of $35,836.

European American Equities, Inc.
Computation of Net Capital for Brokers and Dealers
December 31, 2007

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NET CAPITAL	$	272,644
Add: Subordinated Loan		-0-
TOTAL CAPITAL		272,644
DEDUCTIONS		-0-
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	272,644
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	267,644
AGGREGATE INDEBTEDNESS	$	(8,443)

No material differences exist between the above computation and the computation included in the company's corresponding un-audited Part II of Form X-17A-5 as of December 31, 2007.

European American Equities, Inc.
Computation of Reserve Requirements
December 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

END